

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 10, 2014

Via E-mail

Andrew Kahn, Esq.
Davis Cowell & Bowe LLP
595 Market Street, Suite 1400
San Francisco, CA 94105

> **Re:** **Ashford Hospitality Trust, Inc.**
> **Revised Definitive Proxy Statement filed October 7, 2014**
> **Definitive Additional Soliciting Materials filed October 9, 2014**
> **Filed by UNITE HERE**
> **File No. 001-31775**

Dear Mr. Kahn:

We have reviewed your filing and have the following comment.

Revised Definitive Proxy Statement

1.   We note you added a proposal to be presented at an eventual special meeting of security holders. Please revise your disclosure to alert security holders with respect to their revocation rights.

Definitive Additional Soliciting Materials

2.   We note your disclosure that you have requested the company to set a record date for a special meeting. With a view towards revised disclosure, tell us whether you have received sufficient proxies to require the company to call a special meeting of security holders.

You may contact me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions